Exhibit 2.1

 RESCISSION AGREEMENT

This Rescission Agreement (this "Agreement") is made and entered into effective as of July 10, 2007, by and between Tunex International, Inc., a Utah corporation (“Tunex" or the “Company”), American Asia Pharmaceutical Investment Inc. (“American Asia”) and selling shareholders of American Asia (collectively referred to herein as the “Shareholders”).  This Agreement rescinds a certain Agreement for Share Exchange dated December 21, 2006.

RECITALS

A.
Tunex, American Asia and the Shareholders are parties to a certain Agreement for Share Exchange, dated December 31, 2006 (“the Share Exchange Agreement”) pursuant to which Tunex acquired a 100% ownership interest in American Asia from the Shareholders in exchange for a total of 31,767,129 shares of the common stock of Tunex (the “Exchange Shares”).

B.	Due to subsequent events, the parties desire to cancel and rescind the Share Exchange Agreement, subject to the terms and conditions set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Incorporation of Recitals. The foregoing recitals are hereby incorporated in and made a part of this Agreement by this reference.

2.	Rescission and Cancellation of Agreement. The parties agree as follows:

2.1
Upon execution of this Agreement, the parties will cancel and consider rescinded all previous agreements between the parties.   According to this Agreement, the Exchange Shares shall be returned to Tunex, and all ownership of American Asia will transfer to the original Shareholders (“Return Transfer”).

3.
Further Assurances.  Each of the parties agrees to take such actions and steps as may be reasonably requested by the other party to effect the Return Transfer set forth in Section 2.1, including without limitation to execute and deliver any required filings with governmental authorities.  Further, each of Tunex, American Asia and the Shareholders shall take all reasonable actions necessary to comply promptly with all legal requirements which may apply with respect to the transactions hereunder and will promptly cooperate with and furnish information to the other party in connection with any such requirements.

4.
Entire Agreement; Amendments.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supercedes and replaces any prior or contemporaneous agreements or understandings, whether written or oral, relating to such subject matter.  This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may not be modified or amended except in writing signed by the parties.

5.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Rescission Agreement has been signed by the parties set forth below as of the date set forth above.

Tunex International, Inc.

By: /s/ Michael Woo
Michael Woo, Director

American Asia Pharmaceutical Investment Inc.

By: /s/ Cheng Tsz Kit, Larry
Cheng Tsz Kit Larry, Director

Shareholder of American Asia Pharmaceutical Investment Inc.

By: /s/ Cheng Tsz Kit, Larry
Cheng Tsz Kit Larry